UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

_______________________

SMITHFIELD FOODS, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

832248 10 8

(CUSIP Number)

Michael Mayberry

Associate General Counsel

ContiGroup Companies, Inc.

277 Park Avenue

New York, NY 10172

(212) 207-5930

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

October 12, 2007

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [__]. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

832248 10 8		Page 2 of 6
SCHEDULE 13D

1		NAME OF REPORTING PERSONS ContiGroup Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,851,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,851,585
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,851,585
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON CO

832248 10 8	Page 3 of 6

1		NAME OF REPORTING PERSON Paul J. Fribourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,356
	8	SHARED VOTING POWER 8,851,585
	9	SOLE DISPOSITIVE POWER 1,356
	10	SHARED DISPOSITIVE POWER 8,851,585
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,852,941
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14		TYPE OF REPORTING PERSON IN

832248 10 8	Page 4 of 6

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby amends the Schedule 13D originally filed by ContiGroup Companies, Inc., a Delaware corporation (“ContiGroup”), and Paul J. Fribourg (collectively, the “Reporting Persons”) dated May 7, 2007 (as amended by this Amendment No. 1, the “Schedule 13D”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of Smithfield Foods, Inc., a Virginia corporation (the “Company” or the “Issuer”).

Item 1.	Security and Issuer.
No material change.
Item 2.	Identity and Background.
No material change.
Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended by adding the following at the end of such section:

“From September 20, 2007 through September 25, 2007, ContiGroup purchased an aggregate of 425,000 shares of Common Stock in the open market with available cash on hand.”

Item 4.	Purpose of Transaction.

         This Item 4 is hereby amended by adding the following at the end of such section:

“On October 12, 2007, ContiGroup entered into a stock purchase plan (the “10b5-1 Plan”) with Citigroup Global Markets Inc. (“Citigroup”) in accordance with Rule 10b5-1 under the Exchange Act. The 10b5-1 Plan provides for the periodic acquisition of up to an aggregate of 1,505,000 shares of Common Stock through October 15, 2008.”

Item 5.	Interest in Securities of Issuer.

This Item 5 is hereby amended and restated in its entirety as follows:

“All calculations of percentage ownership in this Schedule 13D are based on a total of 134,245,109 shares of Common Stock outstanding as of August 31, 2007, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on September 7, 2007.

ContiGroup beneficially owns 8,851,585 shares of Common Stock (approximately 6.6% of the total number of shares of Common Stock outstanding). ContiGroup has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, all such 8,851,585 shares of Common Stock.

832248 10 8	Page 5 of 6

Mr. Fribourg beneficially owns 1,356 shares of Common Stock (less than 0.1% of the total number of shares of Common Stock outstanding). Mr. Fribourg has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,356 shares of Common Stock. Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of Common Stock owned directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively control a majority interest in ContiGroup. As a result, Mr. Fribourg may be deemed to beneficially own the shares directly owned by ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to the shares of Common Stock held directly by ContiGroup except to the extent of his pecuniary interest.

The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock in the past 60 days by the Reporting Persons are set forth in Exhibit 4.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended by adding the following at the end of such section:

“Reference is made to the description of the 10b5-1 Plan as set forth in Item 4 to this Schedule 13D, and such description is incorporated by reference in its entirety in this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement Regarding the Joint Filing of Schedule 13D, dated as of May 17, 2007, by and between the Reporting Persons (previously filed).
Exhibit 2

Registration Rights Agreement, dated May 7, 2007, between Smithfield Foods, Inc. and ContiGroup Companies, Inc (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on May 7, 2007).

Exhibit 3	Rule 10b5-1 Stock Purchase Plan, dated October 12, 2007, between ContiGroup Companies, Inc. and Citigroup Global Markets Inc.
Exhibit 4	Schedule of Transactions in Shares of Common Stock of the Company.

832248 10 8	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	October 16, 2007

                         ContiGroup Companies, Inc.

/s/ Paul J. Fribourg
By:	Paul J. Fribourg
Its:	Chief Executive Officer and President

/s/ Paul J. Fribourg
By:	Paul J. Fribourg